Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Relating to Preliminary Prospectus dated May 11, 2009
Registration No. 333-157034

        This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated May 11, 2009 relating to this offering (the "Preliminary Prospectus"), included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-157034) relating to these securities. The most recent amendment to such Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1125914/
000104746909005322/0001047469-09-005322-index.idea.htm. The following information supplements and updates the information contained in the Preliminary Prospectus.

The disclosure set forth in the Preliminary Prospectus under "Risk Factors—Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results." has been updated to read in substance as follows:

        Other parties have asserted, and may in the future assert, that we have infringed their intellectual property rights. Such litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue, and therefore our own issued and pending patents may provide little or no deterrence. For example, on May 12, 2009, Mount Hamilton Partners, LLC, or Mount Hamilton, filed a patent infringement lawsuit against us in the United States District Court for the Northern District of California, seeking, among other things, a judgment that we have infringed a certain patent held by Mount Hamilton, an injunctive order against the alleged infringing activities and an award for damages. If an injunction is granted, it could force us to stop or alter certain of our business activities, such as certain aspects of our points-based loyalty program, OpenTable Dining Rewards. We could also be required to pay damages in an unspecified amount. Neither the outcome of the litigation nor the amount and range of potential damages or exposure associated with the litigation can be assessed with certainty.

        Furthermore, we cannot predict whether assertions of third party intellectual property rights or claims arising from such assertions will substantially harm our business and operating results. If we are forced to defend against any infringement claims, including the alleged infringement claims of Mount Hamilton, whether they are with or without merit or are determined in our favor, we may face costly litigation and diversion of technical and management personnel. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys' fees, if we are found to have willfully infringed a party's patent or copyright rights; cease making, licensing or using solutions that are alleged to incorporate the intellectual property of others; expend additional development resources to redesign our solutions; and enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. In any event, we may need to license intellectual property which would require us to pay royalties or make one-time payments.

The disclosure set forth in the Preliminary Prospectus under "Business—Legal Proceedings" has been updated to read in substance as follows:

        On May 12, 2009, Mount Hamilton filed a patent infringement lawsuit against us in the United States District Court for the Northern District of California, seeking, among other things, a judgment that OpenTable has infringed a certain patent held by Mount Hamilton, an injunctive order against the alleged infringing activities and an award for damages. If an injunction is granted, it could force us to stop or alter certain of our business activities, such as certain aspects of our points-based loyalty program, OpenTable Dining Rewards. Although we plan to deny Mount Hamilton's allegations and defend the claims vigorously, and we believe that we have substantial and meritorious defenses to the claims, neither the outcome of the litigation nor the amount and range of potential damages or exposure associated with the litigation can be assessed with certainty.

        In addition to the Mount Hamilton lawsuit, from time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently involved in any legal proceeding in which the outcome, if determined adversely to us, would be expected to have a material adverse effect on our business, operating results or financial condition.

The table and accompanying footnotes set forth in the Preliminary Prospectus under "Principal and Selling Stockholders" have been updated to read in substance as follows:

	Beneficial Ownership Prior to the Offering(1)					Beneficial Ownership After the Offering
Name and Address of Beneficial Owner	Common Stock	Options Exercisable within 60 Days	Number of Shares Beneficially Owned	Percent	Shares Being Offered	Number of Shares Beneficially Owned	Percent
5% Stockholders:
Benchmark Capital Partners IV, L.P.(2)	5,290,211	—	5,290,211	26.41%	—	5,290,211	24.49%
2480 Sand Hill Road, Suite 200
Menlo Park, CA 94025
Funds affiliated with Impact Venture Partners(3)	3,503,853	—	3,503,853	17.49%	—	3,503,853	16.22%
2705 Westlake Drive
Austin, TX 78746
IAC/InterActiveCorp(4)	2,177,550	—	2,177,550	10.87%	—	2,177,550	10.08%
555 West 18th Street
New York, NY 10011
Funds affiliated with Integral Capital Partners V, L.P.(5)	1,503,072	—	1,503,072	7.50%	—	1,503,072	6.96%
3000 Sand Hill Road
Building Three, Suite 240
Menlo Park, CA 94025
Executive Officers and Directors:
Jeff Jordan(6)	767,693	157,651	925,344	4.58%	—	925,344	4.28%
Matthew Roberts(7)	133,332	68,266	201,598	1.00%	—	201,598	*
Joel Brown(8)	257,599	35,000	292,599	1.46%	36,000	256,599	1.19%
Michael Dodson(9)	261,600	46,000	307,600	1.53%	32,000	275,600	1.27%
Charlie McCullough(10)	251,200	14,000	265,200	1.32%	16,000	249,200	1.15%
A. George "Skip" Battle(11)	50,270	—	50,270	*	—	50,270	*
Adam R. Dell(3)	3,503,853	—	3,503,853	17.49%	—	3,503,853	16.22%
J. William Gurley(2)	5,290,211	—	5,290,211	26.41%	—	5,290,211	24.49%
Thomas H. Layton(12)	2,379,019	—	2,379,019	11.88%	139,020	2,239,999	10.30%
Danny Meyer(13)	161,777	32,000	193,777	*	69,314	124,463	*
Michelle Peluso(14)	—	32,000	32,000	*	—	32,000	*
Paul Pressler(15)	—	32,000	32,000	*	—	32,000	*

	Beneficial Ownership Prior to the Offering(1)					Beneficial Ownership After the Offering
Name and Address of Beneficial Owner	Common Stock	Options Exercisable within 60 Days	Number of Shares Beneficially Owned	Percent	Shares Being Offered	Number of Shares Beneficially Owned	Percent
All executive officers and directors as a group (12 persons)	13,056,554	416,917	13,473,471	67.21%	292,334	13,181,137	60.94%
Other Selling Stockholders:
Glenn Allen	40,258	—	40,258	*	40,258	—	*
Bisharat Family Trust(16)	126,040	—	126,040	*	32,000	94,040	*
Brainstorm Ventures, L.P.(17)	70,118	—	70,118	*	36,487	33,631	*
Bryce Catlin(18)	16,000	6,000	22,000	*	1,000	21,000	*
Comdisco Ventures Fund A, LLC(19)	103,522	—	103,522	*	52,000	51,522	*
Michael & Leslye Dellar trustees of the Michael D. Dellar & Leslye L. Dellar Revocable Trust dated 11/5/96(20)	19,068	—	19,068	*	1,600	17,468	*
Sidney Gorham	25,266	—	25,266	*	25,266	—	*
Lynda Kim Halprin	40,000	—	40,000	*	40,000	—	*
Melchart, L.L.C.(21)	25,880	—	25,880	*	25,880	—	*
Pacific Asset Partners, LP(22)	87,676	—	87,676	*	87,676	—	*
Davis Peterson	42,400	—	42,400	*	9,600	32,800	*
Randall Reeves(23)	12,800	6,000	18,800	*	2,400	16,400	*
Chuck Templeton	207,684	—	207,684	1.04%	100,000	107,684	*
The Charles Schwab Corporation(24)†	77,065	—	77,065	*	77,065	—	*
Venture Frogs Fund I, L.L.C.(25)	74,611	—	74,611	*	74,611	—	*
W Capital Partners I, L.P.(26)	155,285	—	155,285	*	155,285	—	*
Worldspan OpenTable Holdings LLC(27)†	98,347	—	98,347	*	98,347	—	*
Michael Xenakis(28)	158,400	67,001	225,401	1.12%	8,000	217,401	1.01%
Zagat Survey, LLC(29)	155,285	—	155,285	*	155,285	—	*
Scott Carl Kovalik††	16,084	—	16,084	*	16,084	—	*
Snyder Revocable Trust dated May 9, 2000(30)††	5,714	—	5,714	*	5,714	—	*
Robert Goddard, Trustee of the Robert Goddard Family Trust, dated December 3, 2004†	2,857	—	2,857	*	2,857	—	*
Jeff Handy†	13,869	—	13,869	*	6,800	7,069	*
All other selling stockholders(31)	106,371	19,700	126,071	*	80,767	45,304	*

*
Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.

(†)
The selling stockholder is an affiliate of a registered broker-dealer. Such selling stockholder has certified that it has purchased the shares being offered by it in the ordinary course of business, and at the time of the purchase of such shares, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(††)
The selling stockholder is a registered broker-dealer. Such selling stockholder has certified that it has purchased the shares being offered by it in the ordinary course of business, and at the time of the purchase of such shares, had no agreements or understandings, directly or indirectly, with any person to distribute such shares. Selling stockholders that are broker-dealers are deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act.

(1)
Shares shown in the table above include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner's account.

(2)
Consists of 5,290,211 shares held by Benchmark Capital Partners IV, L.P., or BCP IV, as nominee for Benchmark Capital Partners IV, L.P., Benchmark Founders' Fund IV, L.P., Benchmark Founders' Fund IV-A, L.P., Benchmark Founders' Fund IV-B, L.P., Benchmark Founders' Fund IV-X, L.P. and related individuals, or Benchmark Funds. Benchmark Capital Management Co. IV, L.L.C., or BCMC IV, is the general partner of BCP IV. BCMC IV's managing members of the general partner are Alexandre Balkanski, Bruce Dunlevie, J. William Gurley, Kevin Harvey, Robert Kagle, Andrew Rachleff and Steven Spurlock. These individuals may be deemed to have shared voting and investment power over the shares held by the Benchmark Funds. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(3)
Represents 3,262,439 shares held by Impact Venture Partners, L.P. and 241,414 shares held by Impact Entrepreneurs Fund, L.P. Impact Venture Advisors, LLC is the sole general partner of Impact Venture Partners, L.P. and Impact Entrepreneurs Fund, L.P. Adam Dell is the sole managing member of Impact Venture Advisors, LLC. Mr. Dell may be deemed to have sole voting and investment power over the shares held by Impact Venture Partners, L.P. and Impact Entrepreneurs Fund, L.P. Mr. Dell disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(4)
The members of the board of directors of IAC/InterActiveCorp are Barry Diller, Victor Kaufman, Donald R. Keough, Bryan Lourd, John C. Malone, Arthur C. Martinez, Steven Rattner, David Rosenblatt, Alan Spoon, Alexander von Furstenberg and Michael P. Zeisser. These individuals may be deemed to have shared voting and investment power over the shares held by IAC/InterActiveCorp. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(5)
Represents 1,480,725 shares held by Integral Capital Partners V, L.P., 19,568 shares held by Integral Capital Partners V Side Fund, L.P. and 2,779 shares held by Integral Capital Partners V SLP Side Fund, LLC. The sole general partner of Integral Capital Partners V, L.P. is Integral Capital Management V, LLC. The managers of Integral Capital Management V, LLC are Pamela Hagenah, Glen Kacher, Roger McNamee, Charles Morris, John Powell and Brian Stansky. The sole general partner of each of Integral Capital Partners V Side Fund, L.P. and Integral Capital Partners V SLP Side Fund, LLC is ICP Management V, LLC. The managers of ICP Management V, LLC are Pamela Hagenah, Glen Kacher, Roger McNamee and John Powell. These individuals may be deemed to have shared voting and investment power over the shares held by Integral Capital Partners V, L.P., Integral Capital Partners V Side Fund, L.P. and Integral Capital Partners V SLP Side Fund, LLC, as applicable. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein.

(6)
Includes 431,829 shares held by the Jordan Family Revocable Trust U/A 8/25/95, 52,700 shares held by the Jeffrey D. Jordan Annuity Trust dated February 5, 2008, 63,974 shares held by the Jeffrey D. Jordan Annuity Trust II dated October 2, 2008, 51,258 shares held by the Jeffrey D. Jordan Annuity Trust-2009 dated March 30, 2009, 52,700 shares held by the Karen A. Jordan Annuity Trust dated February 5, 2008, 63,974 shares held by the Karen A. Jordan Annuity Trust II dated October 2, 2008 and 51,258 shares held by the Karen A. Jordan Annuity Trust-2009 dated March 30, 2009. Includes 431,829 shares subject to our right of repurchase, which right lapses as to 15,993 shares each succeeding month over the next 27 months, and 157,651 shares subject to options that are exercisable within 60 days of March 31, 2009.

(7)
Includes 109,332 shares held by the Roberts Family Trust, dated April 24, 2008, and 24,000 shares held by the Matthew Roberts Annuity Trust, dated April 24, 2008. Includes 4,167 shares subject to our right of repurchase, which right lapses as to 1,388 shares each succeeding month over the next three months. Includes 68,266 shares subject to options that are exercisable within 60 days of March 31, 2009, of which 2,811 shares, if these options were exercised in full, would be subject to vesting and a right of repurchase in our favor upon Mr. Roberts' cessation of service prior to vesting. Mr. Roberts disclaims beneficial ownership of the shares held by the Matthew Roberts Annuity Trust, dated April 24, 2008.

(8)
Includes 257,599 shares held by Joel T. Brown and Lorraine D. Brown, or their successor(s), Trustees UTA dated October 27, 1998. Includes 11,334 shares subject to our right of repurchase, which right lapses as to 666 shares each succeeding month over the next 17 months. Includes 35,000 shares subject to options that are exercisable within 60 days of March 31, 2009.

(9)
Includes 28,333 shares subject to our right of repurchase, which right lapses as to 1,666 shares each succeeding month over the next 17 months. Includes 46,000 shares subject to options that are exercisable within 60 days of March 31, 2009.

(10)
Includes 251,200 shares held by The Charles McCullough and Carol McCullough Joint Living Trust. Includes 17,000 shares subject to our right of repurchase, which right lapses as to 1,000 shares each succeeding month over the next 17 months. Includes 14,000 shares subject to options that are exercisable within 60 days of March 31, 2009.

(11)
Includes 13,313 shares subject to our right of repurchase, which right lapses as to 634 shares each succeeding month over the next 21 months. Also includes 10,249 shares subject to our right of repurchase, which right lapses as to 366 shares each succeeding month over the next 28 months. Mr. Battle has indicated an interest in purchasing up to 57,693 shares of common stock in this offering at the initial public offering price, based on an assumed initial public offering price of $13.00 per share. Because this indication of interest is not a binding agreement or commitment to purchase, Mr. Battle may elect not to purchase any shares in this offering. However, if any shares are purchased by Mr. Battle, the number of shares beneficially owned and the percentage of common stock beneficially owned after the offering will differ from that set forth in the table above. If Mr. Battle purchases all 57,693 shares, the number of shares beneficially owned by Mr. Battle will increase to 107,963. In addition, if Mr. Battle and other directors purchase an aggregate of 76,925 shares, the number of shares beneficially owned by all executive officers and directors as a group will increase to 13,258,062 and the percentage of common stock beneficially owned by all executive officers and directors as a group will increase to 61.33%.

(12)
Includes 1,872,625 shares held by the Layton Community Property Trust, dated November 29, 1999, as amended, 480,000 shares held by the Layton 2002 Childrens Trust and 26,394 shares held by the Thomas H. Layton Separate Property Revocable Trust of November 29, 1999, as amended. Mr. Layton disclaims beneficial ownership of the shares held by the Layton 2002 Childrens Trust.

(13)
Includes 121,777 shares held by Hospitality Investments, G.P. Daniel Meyer Revocable Trust is the managing general partner of Hospitality Investments, G.P. Danny Meyer and Jack Polsky are the trustees of the Daniel Meyer Revocable Trust. These individuals may be deemed to have shared voting and investment power over the shares held by Hospitality Investments, G.P. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Includes 32,000 shares subject to options that are exercisable within 60 days of March 31, 2009, of which 22,000 shares, if these options were exercised in full, would be subject to vesting and a right of repurchase in our favor upon Mr. Meyer's cessation of service prior to vesting.

(14)
Includes 32,000 shares subject to options that are exercisable within 60 days of March 31, 2009, of which 22,667 shares, if these options were exercised in full, would be subject to vesting and a right of repurchase in our favor upon Ms. Peluso's cessation of service prior to vesting. Ms. Peluso has indicated an interest in purchasing up to 7,693 shares of common stock in this offering at the initial public offering price, based on an assumed initial public offering price of $13.00 per share. Because this indication of interest is not a binding agreement or commitment to purchase, Ms. Peluso may elect not to purchase any shares in this offering. However, if any shares are purchased by Ms. Peluso, the number of shares beneficially owned and the percentage of common stock beneficially owned after the offering will differ from that set forth in the table above. If Ms. Peluso purchases all 7,693 shares, the number of shares beneficially owned by Ms. Peluso will increase to 39,693. In addition, if Ms. Peluso and other directors purchase an aggregate of 76,925 shares, the number of shares beneficially owned by all executive officers and directors as a group will increase to 13,258,062 and the percentage of common stock beneficially owned by all executive officers and directors as a group will increase to 61.33%.

(15)
Includes 32,000 shares subject to options that are exercisable within 60 days of March 31, 2009, of which 22,667 shares, if these options were exercised in full, would be subject to vesting and a right of repurchase in our favor upon Mr. Pressler's cessation of service prior to vesting. Mr. Pressler has indicated an interest in purchasing up to 11,539 shares of common stock in this offering at the initial public offering price, based on an assumed initial public offering price of $13.00 per share. Because this indication of interest is not a binding agreement or commitment to purchase, Mr. Pressler may elect not to purchase any shares in this offering. However, if any shares are purchased by Mr. Pressler, the number of shares beneficially owned and the percentage of common stock beneficially owned after the offering will differ from that set forth in the table above. If Mr. Pressler purchases all 11,539 shares, the number of shares beneficially owned by Mr. Pressler will increase to 43,539. In addition, if Mr. Pressler and other directors purchase an aggregate of 76,925 shares, the number of shares beneficially owned by all executive officers and directors as a group will increase to 13,258,062 and the percentage of common stock beneficially owned by all executive officers and directors as a group will increase to 61.33%.

(16)
George and Jaleh Bisharat are the trustees of the Bisharat Family Trust. These individuals may be deemed to share dispositive and voting power over the shares owned by Bisharat Family Trust. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. Ms. Bisharat previously served as a member of our board of directors and vice president of marketing. Her roles in these positions ended in 2007.

(17)
Includes 46,585 shares held by Brainstorm Ventures, L.P. and 23,533 shares held by Keith Cox. The general partner of Brainstorm Ventures, L.P. is Brainstorm General Partner, LLC. The managing members of Brainstorm General Partner, LLC are Keith Cox, Eduardo Ralla and Zev Zaidman. These individuals may be deemed to share dispositive and voting power over the shares owned by Brainstorm Ventures, L.P. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of BrainStorm Ventures, L.P. and Keith Cox is 6 Laurel Avenue, Belvedere, CA 94920.

(18)
Includes 4,000 shares held by Bryce Catlin and Kristin Nicole Bruebaker, as Community Property. Includes 333 shares subject to our right of repurchase, which right lapses as to 166 shares each succeeding month over the next two months, 458 shares subject to our right of repurchase, which right lapses as to 41 shares each succeeding month over the next 11 months and 958 shares subject to our right of repurchase, which right lapses as to 41 shares each succeeding month over the next 23 months. Includes 6,000 shares subject to options that are exercisable within 60 days of March 31, 2009, of which 6,000 shares, if these options were exercised in full, would be subject to vesting and a right of repurchase in our favor upon Mr. Catlin's cessation of service prior to vesting. Mr. Catlin is a current employee of our company.

(19)
John Bullock, Dan Bathon and Steve Karlson are the managing partners of Comdisco Ventures Fund A, LLC. These individuals may be deemed to share dispositive and voting power over the shares owned by Comdisco Ventures Fund A, LLC. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of Comdisco Ventures Fund A, LLC is 52 Waltham Street, Lexington, MA 02421.

(20)
Includes 19,068 shares held by Michael & Leslye Dellar trustees of the Michael D. Dellar & Leslye L. Dellar Revocable Trust dated 11/5/96. Michael Dellar and Leslye Dellar may be deemed to share dispositive and voting power over the shares owned by Michael D. Dellar & Leslye L. Dellar Revocable Trust dated 11/5/96. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein.

(21)
Richard Melman, Kevin Brown and Jay Stieber are the managing members of Melchart, L.L.C. These individuals may be deemed to share dispositive and voting power over the shares owned by Melchart, L.L.C. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of Melchart, L.L.C. is 5419 N. Sheridan Road, Chicago, IL 60640.

(22)
Pacific Management Ltd. is the general partner of Pacific Asset Partners, LP. Robert M. Stafford, Brian E. Dombkowski and Craig A. Stephens are the managing partners of Pacific Management Ltd. These individuals may be deemed to share dispositive and voting power over the shares owned by Pacific Asset Partners, LP. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of Pacific Asset Partners, LP is Two Embarcadero Center, Suite 1340, San Francisco, CA 94111.

(23)
Includes 6,000 shares subject to options that are exercisable within 60 days of March 31, 2009, of which 4,667 shares, if these options were exercised in full, would be subject to vesting and a right of repurchase in our favor upon Mr. Reeve's cessation of service prior to vesting. Mr. Reeves is a current employee of our company.

(24)
The members of the board of directors of The Charles Schwab Corporation are William F. Aldinger III, Nancy H. Bechtle, Walter W. Bettinger II, C. Preston Butcher, Donald G. Fisher, Frank C. Herringer, Stephen

  T. McLin, Charles R. Schwab, Paula A. Sneed, Roger O. Walther and Robert N. Wilson. These individuals may be deemed to have shared voting and investment power over the shares held by The Charles Schwab Corporation. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address of The Charles Schwab Corporation is 101 Montgomery Street, San Francisco, CA 94104.

(25)
Venture Frogs, L.L.C. is the management company for Venture Frogs Fund I, L.L.C. Alfred Lin is the general manager of Venture Frogs, L.L.C. Mr. Lin may be deemed to have sole dispositive and voting power over the shares owned by Venture Frogs Fund I, L.L.C. Mr. Lin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of Venture Frogs Fund I, L.L.C. is 2280 Corporate Circle, Suite 100, Henderson, NV 89074.

(26)
WCPI, LLC is the general partner of W Capital Partners I, L.P. David Wachter, Stephen Wertheimer and Robert Migliorino are the managing members of WCPI, LLC. These individuals may be deemed to share dispositive and voting power over the shares owned by W Capital Partners I, L.P. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of W Capital Partners I, L.P. is One East 52nd Street, 5th Floor, New York, NY 10022.

(27)
Sole voting and investment control of the shares being offered by Worldspan OpenTable Holdings LLC is exercised by its sole member, Worldspan, L.P. ("WLP"), a limited partnership. The general partner of WLP is Worldspan Technologies Inc. ("WTI"). The directors of WTI are Jeff Clarke and Eric J. Bock. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of Worldspan OpenTable Holdings LLC is 400 Interpace Parkway, Building A, Parsippany, NJ 07054.

(28)
Includes 134,400 shares held by Michael W. & Yianna L. Xenakis, trustees of the Xenakis Family 2007 Revocable Trust, dated February 26, 2007 and 24,000 shares held by Michael Xenakis, trustee of the Michael Xenakis Annuity Trust dated May 15, 2008. Includes 11,333 shares subject to our right of repurchase, which right lapses as to 667 shares each succeeding month over the next 17 months. Includes 67,001 shares subject to options that are exercisable within 60 days of March 31, 2009. Mr. Xenakis serves as our senior vice president of product management.

(29)
Eugene H. Zagat Jr. and Nina S. Zagat are the managing members of Zagat Survey, LLC. These individuals may be deemed to share dispositive and voting power over the shares owned by Zagat Survey, LLC. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of Zagat Survey, LLC is 4 Columbus Circle, New York, NY 10019.

(30)
William C. Snyder and Mary Ann Snyder are the trustees of the Snyder Revocable Trust dated May 9, 2000.

(31)
Includes each other selling stockholder who in the aggregate beneficially owns less than 1.0% of our common stock.

        OpenTable has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents OpenTable has filed with the SEC for more complete information about OpenTable and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, OpenTable, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408.